COMMENT 1

As of June 30, 2004, the Registrant recognized revenues of $250,000 in connection services provided Hemistar International, an unrelated third party. Those services were provided under contract and the customer acknowledged receipt of the services and the amounts due.

As of June 30, 2004, Hemistar owed the Registrant the total amount due under the agreement and acknowledged the debt. The Registrant expended considerable resources to meet its obligations to Hemistar , and as of the date of the financial statements , the Registrant believed collectibility of the $250,000 was reasonably assured,

Subsequent to the date of the financial statements, Hemistar repeatedly represented to the Company it would meet its obligations under its contract.

Subsequent to the date of the financial statements and prior to the issuance of the financial statements, the Company determined that Hemistar, due to its limited working capital, would not be able to pay the $250,000 as agreed. The Company and Hemistar developed a mutually agreeable payment plan to liquidate the debt. While Hemistar continues to operate as a going concern, as of the date of this letter, Hemistar has not met its obligations under this payment plan. The Company is currently contemplating the action to take to collect the amounts owed.

In accounting for the transaction, the Company considered the guidance provided by SAB 101 and 104.

     o    Persuasive evidence an arrangement exists

     o    Delivery has occurred or services have been rendered

     o    The Seller's Price to the Buyer is fixed or determinable

     o    Collectiblity is reasonably assured

The Registrant had an executed contract to provide services to Hemistar under a fixed price and the services were provided and accepted by Hemistar.

Based upon the facts and circumstances as of the date of the financial statements, the Company had no reason to believe collection of the $250,000 owed by Hemistar was not reasonably assured.

Events occurring subsequent to the financial statements led management to conclude that the collection of the receivable was in doubt and accordingly, established a reserve of $250,000 equal to the aggregate amount of the receivable.

The Registrant believes its policy accounting for and recognizing revenues is reasonable and complies with current accounting principles generally accepted in the US.


COMMENT 2

The Registrant's accounting policy is to account for barter transactions in accordance with APB Opinion No. 29, Accounting for Non-Monetary Transactions" ("APB 29") The Company presumes the fair value of the nonmonetary asset exchanged is more clearly evident than the fair value of the barter credits received and, accordingly, the barter credits are reported at the fair value of the nonmonetary asset exchanged(1).

The Company accounts for the fair value of the barter transactions based upon the estimated fair values of the non-monetary assets transferred, as provided by the third party the suppliers, in exchange for the barter credits. Since there is no active markets for the barter credits exchanged for the non-monetary assets transferred, but exists for similar assets, the Company compares market prices for the non-monetary assets received to estimate the fair value of the assets transferred.(2) The registrant believes the fair value of goods or services received from suppliers is reliably measurable.(3)

The following summarizes the $260,161 of barter transactions for the six months ended December 1, 2004

Advertising                                                   $ 4,840.00
Office Expenses                                                20,000.00
Marketing & Advertising                                         2,500.00
Office Expense                                                    330.00
Product Development                                            10,000.00
Due and Subscriptions                                           3,475.00
                                                            ------------
7/1/04 ~ 9/30/04:                                             $91,145.00


Marketing & Advertising                                       12,500.00
Travel                                                           270.00
Marketing & Advertising                                       39,300.00
Marketing & Advertising                                       51,547.00
Marketing & Advertising                                       60,000.00
Travel                                                         1,110.00
Travel                                                           659.00
Travel                                                           221.00
Travel                                                         1,065.00
Travel                                                           450.00
Marketing & Advertising                                        1,700.25
Travel                                                           194.00
                                                            -----------
10/1/04 ~ 12/31/04:                                         $169,016.25

TOTAL TRADE DOLLAR SALES RECOGNIZED: 7/1/04 ~ 12/31/04      $260,161.25
                                                            ===========

--------
(1) EITF 93-11
(2) FAS No 15, paragraph 13
(3) FAS 123, paragraph 8

The Registrant believes its policy accounting for barter transactions is reasonable and complies with current accounting principles generally accepted in the US.

COMMENT 3

The Company's accounting policy is to account for the issuance of its shares of common stock for non-employees in accordance with paragraph 8 of SFAS 123. All share issuances to non-employees are based upon the fair value of the Company's common stock at the time the shares were issued, which generally approximates the period the services are rendered.

If the measurement date of the fair value of the shares to be issued for services does not approximate the period the services were rendered, the Company's policy is to use EITF 96-18 for guidance. The Company has not utilized EITF 96-18 in connection with determining the measurement date for valuing the shares of common stock issued for services provided by non-employees.

As requested, the following is an analysis of shares issued for services to non-employees and to vendors for previously incurred debt for the two years ended June 30, 2004


FOR THE YEAR ENDED JUNE 30, 2003:

SHARES ISSUED IN EXCHANGE FOR SERVICES:
---------------------------------------
                                            # SHARES ISSUED     *SH PRICE    TOTAL
                                            ---------------     ---------    -----
7/3/2002                   Gordon Lee            10,000,000    $ 0.009     $90,000

7/10/2002               Frank Mercoli             2,000,000       0.03      60,000

8/26/2002              Tristan Cavato               300,000       0.12      36,000

8/26/2002                Steve Kelley               300,000       0.12      36,000

8/26/2002               Frank Mercoli             4,500,000       0.12     540,000

8/26/2002                Richard Weed             1,000,000       0.12     120,000

8/26/2002                Thomas Braun               100,000       0.12      12,000

8/26/2002                 Jeff Beaver               300,000       0.12      36,000

8/26/2002               Anno Willison               100,000       0.12      12,000

8/26/2002                  Gordon Lee               700,000       0.12      84,000

8/26/2002               Frederick Lee               200,000       0.12      24,000

9/5/2002              Phillip Georgas             1,000,000      0.048      50,000

10/16/2002                 Gordon Lee             5,000,000      0.040     150,000

10/18/2002              Harry Hargens             1,500,000       0.05      69,000

10/18/2002             Rhonda Hargens               650,000       0.05      29,900

10/18/2002                 Gerard Gay               500,000       0.05      23,000

10/18/2002             Robert Hodgson               250,000       0.05      11,500

10/18/2002               Samuel Jones               350,000       0.05      16,100

10/18/2002             Eric Schneider               350,000       0.05      16,100

10/18/2002             Francis Mecoli             2,500,000       0.05     115,000

10/18/2002                 Gordon Lee             1,000,000       0.05      46,000

10/18/2002               Richard Weed             1,000,000       0.05      46,000

10/24/2002                 Gordon Lee              (400,000)      0.12     (48,000)



10/24/2002             Arness Cordick               400,000       0.05      18,400

12/18/2002              Harry Hargens             1,000,000       0.01      10,000

12/18/2002                 Gordon Lee             1,000,000       0.01      20,000

12/18/2002                 Mark Savoy             3,000,000       0.01      30,000

12/18/2002               Richard Weed               700,000       0.01       7,000

12/18/2002             Francis Mecoli             1,200,000       0.01      12,000

12/18/2002            Donald Guliiman             1,000,000       0.01      10,000

01/14/03                 Don Gulliman             1,000,000     0.0075       7,500

01/31/03                   Mark Savoy            (1,000,000)    0.0100     (10,000)

02/04/03                Frederick Lee             2,000,000     0.0200      40,000

02/06/03                   Mark Savoy            (1,000,000)    0.0100     (10,000)

03/19/03                 Richard Weed             4,000,000     0.0120      48,000

03/19/03               Jeffrey Beaver             1,000,000     0.0120      12,000

03/19/03               Tristan Cavato             1,000,000     0.0120      12,000

03/19/03              Phillip Georgas             1,000,000     0.0120      12,000

03/25/03                   Mark Savoy             2,000,000     0.0200      40,000

03/25/03                Frederick Lee             1,500,000     0.0200      30,000

03/25/03                  Barry Clark             3,349,593     0.0200      66,992

03/25/03                 Steve Kelley             1,000,000     0.0200      20,000

03/25/03                 John Stewart             1,000,000     0.0200      20,000

03/25/03            Robert Schumacher               500,000     0.0200      10,000
                    H. Glenn Bagwell,
03/25/03                          Jr.             2,000,000     0.0200      40,000

04/08/03                  Barry Clark             2,000,000      0.010      20,000

04/10/03              Richard O. Weed             2,000,000      0.010      20,000

04/21/03                  Barry Clark             4,000,000      0.010      40,000

05/15/03                    Gary Reid             1,000,000      0.010      10,000

05/15/03                  Barry Clark             1,000,000      0.010      10,000

06/05/03                Novak Capital             4,000,000      0.010      30,000

06/05/03                     Ken Gwiz               500,000      0.010       3,750

06/05/03          Marshall Richardson            15,000,000      0.010     112,500

06/05/03              Richard O. Weed             5,000,000      0.010      37,500

06/05/03           BBX Services, Inc.            10,000,000      0.010      75,000

06/05/03               Roland Carroll             3,000,000      0.010      22,500

06/05/03                 Ryan Carroll             3,000,000      0.010      22,500

06/19/03              Richard O. Weed             5,000,000      0.010      50,000

06/19/03                Gordon F. Lee            10,000,000      0.010     100,000


06/25/03                  Barry Clark             2,000,000      0.010      20,000

06/25/03               Tristan Cavato             1,000,000      0.010      10,000

06/25/03                  Steve Kelly             1,000,000      0.010      10,000

06/25/03              Patrick M. Rost             4,186,992      0.010      41,870

06/27/03               Tristan Cavato             1,000,000      0.010       7,500

06/27/03                  Steve Kelly             2,500,000      0.010      18,750
                                               ------------              ---------

                                                138,036,585              2,682,362


        SHARES ISSUED IN EXCHANGE FOR PREPAID SERVICES FEES
        ---------------------------------------------------

03/25/03                       Barry Clark          650,407     0.0200      13,008

06/25/03                   Patrick M. Rost          813,008      0.010       8,130

06/05/03                      American IDC       10,000,000      0.010      33,000
                                               ------------              ---------

                                                 11,463,415                 54,138


       SHARES ISSUED IN EXCHANGE FOR DEBTS
       -----------------------------------

10/16/2002                  Tristan Cavato          592,667      0.030      17,780
                      Westpoint Management

10/16/2002               Consultants, Ltd.        1,350,000      0.030      40,500

10/16/2002               Anton J. Drescher          289,706      0.030       8,691

10/16/2002                   U.S. Minerals          666,667      0.030      20,000
                                               ------------              ---------

                                                  2,899,040                 86,971


SHARES ISSUED IN CONNECTION WITH ACQUISITION OF KRYPTOSIMA LLC
--------------------------------------------------------------

                                Kryptosima
10/16/2002               Acquisition Corp.       50,000,000      0.040  $1,500,000


FOR THE YEAR ENDED JUNE 30, 2004

SHARES ISSUED FOR SERVICES:
---------------------------
                                                        # SH
                      SHAREHOLDER NAME                 ISSUED        *SH PRICE    TTL VALUE
                      ----------------                 ------        ---------    ---------

   07/12/03                       Barry Clark        3,000,000      $ 0.01000     $ 30,000

   07/12/03                     Frederick Lee        1,000,000        0.01000       10,000

   07/14/03                       Steven Frye        1,000,000        0.01000       10,000

   07/14/03        Francis Richard Biscan Jr.        1,000,000        0.01000       10,000

   08/12/03                    Arness Cordick        1,000,000        0.01400       14,000

   08/12/03                       Steven Frye        1,000,000        0.01400       14,000

   08/12/03                         Joe Crump        1,000,000        0.01400       14,000


   08/27/03       Federal Chamber of Commerce           50,000        0.02000        1,000

   09/09/03                  Anton J Drescher        1,360,000        0.01000       13,600

   09/17/03                 Robert Schumacher       10,000,000        0.02000      150,000

   10/01/03                     Henry Winkler        2,000,000       0.015000       30,000

   10/01/03           Stoneridge Capital, LLC        4,000,000       0.010000       40,000

   10/15/03                          Tim Neil          500,000       0.020000       10,000

   10/15/03                  William Hochmuth          665,270       0.020000       13,305

   10/15/03                    Roland Carroll       (3,000,000)      0.010000      (22,500)

   10/15/03                      Ryan Carroll       (3,000,000)      0.010000      (22,500)

   11/04/03                    Tristan Cavato          100,000       0.020000        2,000

   11/14/03                    Scott Broffman          100,000       0.040000        4,000

   12/24/03                 Lebed & Lara, LLC        3,000,000       0.006667       20,000

   01/13/04                    Richard O Weed        5,000,000           0.03      150,000

   01/13/04                        Gordon Lee       10,000,000           0.03      300,000

   01/13/04                 Robert Schumacher        3,200,000           0.03       96,000

   01/13/04                   Robert P Seldon        6,000,000           0.03      180,000

   01/13/04                    Tristan Cavato        1,850,000           0.03       48,000

   01/16/04                  Anton J Drescher        1,527,000         0.0255       38,939

   01/16/04                      Joseph Crump        4,657,883           0.03      120,000

   01/16/04                        Bruce kamm        5,000,000           0.03      150,000

   01/16/04                    Melinda Houser          300,000           0.03        9,000

   01/16/04          Crump Barter Systems Inc        2,857,143          0.021       60,000

   01/28/04                    James E.Wexler        2,000,000           0.03       60,000

   01/28/04                    Scott Broffman          500,000           0.03       15,000

   02/13/04                   Peter Laipnieks        2,000,000           0.03       60,000

   02/19/04                   Janine Brannick        1,500,000           0.03       45,000

   02/19/04                  Anton J Drescher          580,000           0.03       16,240

   02/24/04                         Gary Reid        3,000,000    0.013333333       40,000

   03/01/04                        Bruce Kamm        1,200,000    0.026666666       32,000

   03/01/04                    Melinda Houser          100,000           0.03        3,000

   03/01/04                  Jaron Rubenstein        1,000,000          0.033       33,000

   03/01/04                       Russ Arnold          500,000           0.04       20,000

   03/01/04                        Ken Gaspar          250,000           0.03       10,000

   03/01/04                    Tristan Cavato          975,000           0.03       19,500

   03/01/04                    Tristan Cavato          250,000          0.112       28,000

   03/01/04                       Barry Clark        4,200,000    0.035714285      150,000

   03/01/04                       Steven Frye        8,023,129    0.015766916      126,500

   03/01/04                    Patrick M Ross        3,000,000           0.03      100,000


   03/23/04                  Anton J Drescher          240,000           0.04        9,600

   03/24/04                    Robert B Meyer          135,000    0.029629629        4,000

   03/24/04                    Scott Broffman        1,000,000           0.03       30,000

   03/24/04                    Patrick M Rost          500,000           0.03       15,000
                         Westpoint Management
   03/24/04                   Consultants Ltd          445,714          0.035       15,600

   03/24/04                  Anton J Drescher          580,050          0.035       20,302

   03/24/04                    Eric P Littman        2,500,000           0.03       75,000
                         Westpoint Management
   03/24/04                   Consultants Ltd          445,714          0.035       15,600

   03/24/04                  Anton J Drescher          580,050          0.035       20,302

   03/31/04                        Ken Gasper           83,333     0.03000012        2,500

   03/31/04                    Melinda Houser          184,616           0.04       12,000

   03/31/04                            Ed Guy           40,000           0.04        2,400

   03/31/04                Jaron J Rubenstein          850,000           0.04       34,050

   03/31/04                         Jan Gross          310,000    0.061903225       19,190

   03/31/04                        Bruce kamm          500,000           0.03       15,000

   03/31/04                            Ed Guy           20,000           0.06        1,600

   04/06/04                      John Stewart        1,000,000       0.036000       36,000

   04/22/04                  Jaron Rubenstein          642,500       0.050000       32,125

   04/22/04                    Anton Drescher          159,000       0.040000        6,360

   05/19/04                    Melinda Houser          500,000       0.030000       15,000

   05/19/04                   Peter Laipnieks        2,000,000       0.045000       90,000

   05/19/04                  Jaron Rubenstein        2,050,000       0.039000       60,094
                                                  ------------                   ---------

                                                   109,011,402                  $2,782,806



             SHARES ISSUED IN EXCHANGE FOR OPERATING EXPENSES:
             -------------------------------------------------


 11/14/03                          Bruce Kamm        4,400,000       0.040000      176,000

 11/14/03                      Melinda Houser          600,000       0.040000       24,000

 12/03/03                Crump Barter Systems       10,000,000       0.010000      100,000

 12/24/03    Westpoint Management Consultants        3,833,333       0.015000       57,500

 05/28/04                          Ken Gasper        2,000,000     200.000000       60,000
                                                  ------------                    ---------

                                                    20,833,333                    $417,500


SHARES ISSUED IN EXCHANGE FOR ACCRUED EXPENSES:
-----------------------------------------------


 09/09/03    Westpoint Management Consultants        7,000,000        0.01000        70,000
                                                  ------------                    ---------

                                                     7,000,000                      $70,000




SHARES ISSUED IN EXCHANGE FOR DEBTS:


 09/09/03                    Anton J Drescher        2,750,000        0.01000        27,500

 10/22/03                       Glenn Bagwell        4,000,000       0.011625        46,500

 12/24/03                      Anton Drescher          342,267       0.015000         5,134

 01/16/04                           Joe Crump        1,164,470       0.030000        30,000

 03/31/04                        James Stroll        1,000,000         0.0327        33,099
                                                  ------------                    ---------

                                                     9,256,737                     $142,233

STOCK DIVIDEND ISSUED:
----------------------

 12/01/03       Various shareholders (DIVIDEND)     71,765,213       0.000100            -

The Registrant believes its policy accounting for equity-based compensation transactions is reasonable and complies with current accounting principles generally accepted in the US.